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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO/A

   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                          SIGNAL TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                            STC MERGER CO. (OFFEROR),
                     an indirect wholly owned subsidiary of
                      CRANE CO. (PARENT COMPANY OF OFFEROR)
                            (Name of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   826675 10 0
                      (CUSIP Number of Class of Securities)

                                    CRANE CO.
                            100 FIRST STAMFORD PLACE
                           STAMFORD, CONNECTICUT 06902
                              ATTN: GENERAL COUNSEL
                                 (203) 363-7300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                            Stephen R. Connoni, Esq.
                           Kirkpatrick & Lockhart LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Facsimile: (212) 536-3901


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



                           CALCULATION OF FILING FEE:


---------------------------------------- ---------------------------------------
       Transaction Valuation(1)             Amount of Filing Fee(1)(2)(3)
---------------------------------------- ---------------------------------------
             $175,305,278                             $14,182.20
---------------------------------------- ---------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 10,457,887, which is the number of shares of the issuer's common stock outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price, and (ii) the product of 2,772,700, which is the number of shares subject to options outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price.

(2) Calculated by multiplying the Transaction Valuation by 0.00008090.

(3) The amount of $14,400 was paid on April 24, 2003.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    Not applicable.
         Form or Registration No.:  Not applicable.
         Filing Party:              Not applicable.
         Date Filed:                Not applicable.


         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                       i

         This Amendment No. 2 amends and supplements the Tender Offer Statement under cover of Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on April 25, 2003 (the "Initial Schedule TO") by STC Merger Co., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated common stock purchase rights, of Signal Technology Corporation, a Delaware corporation ("Signal"), at a price of $13.25 per share, net to each seller in cash, without interest thereon (the "Offer"), in accordance with the Agreement and Plan of Merger, dated April 16, 2003, among Crane, Purchaser and Signal and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated April 25, 2003, and the related Letter of Transmittal (collectively, the "Offer to Purchase"). The Initial Schedule TO was amended and supplemented by Amendment No. 1 thereto filed jointly with the SEC by Crane and Purchaser on May 12, 2003.

         The information in the Offer to Purchase, as amended, is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except as such information is amended and/or supplemented to the extent specifically provided herein.

         Any capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

         The item numbers and responses thereto included below are in accordance with the requirements of Schedule TO.

         ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 is amended and supplemented by amending and restating in its entirety the third full sentence of the first paragraph on page 10 of the Offer to Purchase as follows:

"Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply with any requirement(s) to obtain governmental regulatory approvals, including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act")."

         Item 4 is further amended and supplemented by amending and restating in its entirety the last full paragraph under the heading "14. Certain Conditions of the Offer" on page 42 of the Offer to Purchase as follows:

         "The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph of this Section 14) are for the sole benefit of Crane and Purchaser and may be asserted by Crane or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived (if permissible) by Crane and Purchaser, by express and specific action to that effect, in whole or in part, at any time and from time to time on or prior to the Expiration Date in their sole discretion, in each case, subject to any applicable provisions of the Merger Agreement. Neither Crane nor Purchaser may waive any condition requiring the obtaining of approval of a Governmental Authority, including that required under the HSR Act. The failure of Crane or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time on or prior to the Expiration Date."

         ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is amended by deleting in its entirety the last sentence of paragraph 3 on page 5 of the Letter of Transmittal.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                   STC MERGER CO.

                                   By: /s/ Augustus I. duPont
                                      --------------------------------
                                   Name: Augustus I. duPont
                                   Title: Vice President


                                   CRANE CO.

                                   By:/s/ Augustus I. duPont
                                      --------------------------------
                                   Name: Augustus I. duPont
                                   Title: Vice President





Dated:  May 19, 2003














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


                                  EXHIBIT INDEX

         (a)(i)             Offer to Purchase, dated April 25, 2003.*
         (a)(ii)            Letter of Transmittal.*
         (a)(iii)           Form of Notice of Guaranteed Delivery.*
         (a)(iv)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                            Nominees.*
         (a)(v)             Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.*
         (a)(vi)            Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                            W-9.*
         (a)(vii)           Text of Press Releases issued by Crane and Signal on April 25, 2003.*
         (a)(viii)          Summary Newspaper Advertisement, as published on April 25, 2003 in the Wall Street
                            Journal National Edition.*
         (b)                Multi-currency Credit Agreement, dated as of November 18, 1998, by and among Crane, the
                            Bank of New York, as Syndication Agent, Fleet National Bank, as Documentation Agent,
                            Chase Manhattan Bank and First Union National Bank, as Co-Agents, First National Bank
                            of Chicago, as Administrative Agent, and certain other lenders.*
         (d)(i)             Agreement and Plan of Merger, dated April 16, 2003, by and among Crane, Purchaser and
                            Signal.*
         (d)(ii)            Form of Stockholder Tender and Voting Agreement, eachT dated April 16, 2003, by and among Crane, Purchaser and certain stockholders of Signal.*
         (d)(iii)           Form of Indemnification Agreement, each dated April 15, 2003, by and between Signal and the officers and directors of Signal, and form of Guarantee of Crane Co.*


          *Previously filed.



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